UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CORSAIR OPPORTUNITY FUND
(Name of Subject Company (Issuer))

CORSAIR OPPORTUNITY FUND
 (Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST

(Title of Class of Securities)

22041J103 – Class A
22041J203 – Class I
(CUSIP Number of Class of Securities)

Thomas Hess
366 Madison Avenue, 12th Floor
New York, NY 10017
(212) 949-3000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:

George M. Silfen, Esq.
Kramer Levin Naftalis & Frankel LLP
1177 Avenue of the Americas
New York, NY 10036

August 18, 2015
(Date Tender Offer First Published,
Sent or Given to Security Holders)

CALCULATION OF FILING FEE

Transaction Valuation:	$1,100,000 (approximately 10% of 8/13/15 NAV) (a)	Amount of Filing Fee:	$127.82 (b)

(a)	Calculated as the aggregate maximum value of Shares being purchased.

(b)	Calculated at $116.20 per $1,000,000 of the Transaction Valuation.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.  Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
Form or Registration No.:
Filing Party:
Date Filed:

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

ITEM 1.	SUMMARY TERM SHEET.

•	Corsair Opportunity Fund (the “Fund”) is offering to purchase Shares (as defined below) in the Fund (the “Offer”) in an amount up to approximately 10.00% of the net assets of the Fund (or approximately $1,100,000 as of August 13, 2015) from shareholders of the Fund (the “Shareholders”) at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund a Shareholder desires to tender, after giving effect to all allocations, calculated as of the Valuation Date (as defined below). As used in this Schedule TO, the term “Share” or “Shares” refers to the shares of beneficial interest in the Fund or fractions thereof that constitute the class, including fractions of Shares, of security that is the subject of the Offer, and includes all or some of a Shareholder’s Shares as the context requires. Shareholders that desire to tender Shares for purchase must do so by 11:59 p.m., Eastern Time on September 16, 2015 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Trustees. The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Shareholders to tender Shares for purchase is called the “Notice Due Date,” and is the date upon which the Offer expires. The net asset value of Shares will be calculated for this purpose as of October 31, 2015, or at a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”).

•	The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

•	A Shareholder may tender all its Shares or some of its Shares. If a Shareholder tenders some of its Shares in an amount that would cause the Shareholder’s remaining Shares to have a net asset value of less than $50,000 (except as a result of pro ration), the Board of Trustees reserves the right to reduce the amount to be repurchased from the Shareholder so that the required minimum

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capital account balance is maintained or to repurchase the remainder of the Shareholder’s Shares in the Fund. See Item 4(a)(1)(ii).

•	Shares will be repurchased on a “first in-first out” basis (i.e., the portion of the Shares repurchased will be deemed to have been taken from the earliest capital contribution made by such Shareholder (adjusted for subsequent appreciation and depreciation) until that capital contribution is decreased to zero, and then from each subsequent capital contribution made by such Shareholder (as adjusted) until such capital contribution is decreased to zero).

•	If a Shareholder tenders its Shares and the Fund purchases those Shares, the Fund will issue the Shareholder a non-interest bearing, non-transferable promissory note (the “Note”) representing the Fund’s obligation to pay for repurchased Shares.

•
The Note will entitle the Shareholder to receive a payment in cash equal to the unaudited value of the Shares tendered by the Shareholder that is accepted for purchase by the Fund (the “Payment”).  The Fund will make payment no later than approximately 7 days after October 31, 2015, or a later date determined by the Fund if the Offer is extended (in each case, the “Repurchase Date”).

•	Proceeds of the Payment will be wire-transferred directly to an account designated by the Shareholder. The Note will be held by UMB Fund Services, Inc. (referred to herein as “UMBFS” or the “Administrator”) on the Shareholder’s behalf. Upon a written request by a Shareholder to UMBFS, UMBFS will mail the Note to the Shareholder at the address of the Shareholder as maintained in the books and records of the Fund. See Item 4(a)(1)(ii).

•	The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum number of Shares being tendered. If the Fund accepts the tender of the Shareholder’s Shares, the Fund will make payment for Shares it purchases from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings, or borrowings. The purchase amount will be paid entirely in cash. See Item 4(a)(1)(ii).

•	Shareholders that desire to tender Shares for purchase must do so by 11:59 p.m., Eastern Time, on September 16, 2015 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until the Notice Due Date, Shareholders have the right to withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to October 15, 2015 (i.e., the date 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of its Shares after such date. See Item 4(a)(1)(vi).

•	If a Shareholder would like the Fund to purchase all or some of its Shares, it should complete, sign and either (i) mail or otherwise deliver a Letter of Transmittal to Corsair Opportunity Fund, c/o UMB Fund Services, Inc. at 235 W. Galena Street, Milwaukee, Wisconsin 53212, Attention: Tender Offer Administrator; or (ii) fax it to UMBFS at (816) 860-3140, Attention: Tender Offer Administrator, so that it is received before 11:59 p.m., Eastern Time, on September 16, 2015. The value of the Shares may change between August 13, 2015 (the last time prior to the date of this filing as of which net asset value was calculated) and the Valuation Date, the date as of which the value of the Shares being purchased will be determined. See Item 2(b). Shareholders desiring to obtain the net asset value of their Shares, may contact UMBFS, at (855) 553-3350 or at the address listed on the first page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

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Please note that just as each Shareholder has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date.  Also realize that although the Offer is scheduled to expire on September 16, 2015, a Shareholder that tenders all of its Shares will remain a Shareholder of the Fund through the Repurchase Date, notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase.

ITEM 2.	ISSUER INFORMATION.

(a)            The name of the issuer is “Corsair Opportunity Fund”.  The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company, and is organized as a Delaware statutory trust.  The principal executive office of the Fund is located at 366 Madison Avenue, 12th Floor, New York, New York, 10017. and its telephone number is (212) 949-3000.

(b)            The title of the securities that are the subject of the Offer is “shares of beneficial interest,” or portions thereof, in the Fund.  As of the close of business on August 13, 2015, the net asset value of the Fund was $10,178,837.  Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to approximately 10.00% of the net assets of the Fund that are tendered by and not withdrawn by Shareholders as described above in Item 1.

(c)            There is no established trading market for the Shares, and any transfer of Shares is strictly limited by the terms of the Fund’s registration statement on Form N-2, filed with the U.S. Securities and Exchange Commission on November 17, 2014 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”) and Agreement and Declaration of Trust dated June 19, 2014 (as it may be amended from time to time, the “Agreement and Declaration of Trust”).

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Fund and the subject company) is “Corsair Opportunity Fund.”  The Fund’s principal executive office is located at 366 Madison Avenue, 12th Floor, New York, New York, 10017 and the telephone number is (212) 949-3000.  The Fund seeks to achieve its investment objective by investing primarily in long and short positions in equity securities of U.S. and Canadian companies.  The adviser of the Fund is Corsair Capital Management, L.P. (the “Adviser”).    The principal executive office of the Adviser is located at 366 Madison Avenue, 12th Floor, New York, New York, 10017.  The trustees on the Fund’s board of trustees (the “Board of Trustees”) are Thomas Hess, Kenneth Rochlin and Gil Sadka.  Their address is c/o Corsair Opportunity Fund at 366 Madison Avenue, 12th Floor, New York, New York, 10017.

ITEM 4.	TERMS OF THE TENDER OFFER.

(a)    (1) (i)          Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to approximately 10.00% of the net assets of the Fund that are tendered by Shareholders by 11:59 p.m., Eastern Time, on September 16, 2015 (or if the Offer is extended, by any later Notice Due Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii)            The value of the Shares tendered to the Fund for purchase will be the net asset value as of the close of business on October 31, 2015, or, if the Offer is extended, as of any later Valuation Date, after the reduction for all fees, any required tax withholding and other liabilities of the Fund to the extent accrued or otherwise attributable to the Shares being repurchased.  See Item 4(a)(1)(v) below.

A Shareholder may tender all or some of its Shares. If a Shareholder tenders some of its Shares in an amount that would cause the Shareholder’s remaining Shares to have a net asset value of less

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than $50,000 (except as a result of pro ration), the Board of Trustees reserves the right to reduce the amount to be repurchased from the Shareholder so that the required minimum account balance is maintained or to repurchase the remainder of the Shareholder’s Shares in the Fund.  Each Shareholder that tenders Shares that are accepted for purchase will be given a Note, a non-interest bearing, non-transferable promissory note, promptly after the Notice Due Date.  The Note will entitle the Shareholder to be paid an amount equal to the value, determined as of the Valuation Date, of the Shares being purchased. The Fund will make the Payment no later than approximately 7 days after the Repurchase Date.

The purchase amount will be paid entirely in cash.

(iii)            The Offer is scheduled to expire at 11:59 p.m., Eastern Time, on September 16, 2015.  Shareholders that desire to tender Shares for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Trustees.

(iv)            Not applicable.

(v)            At the absolute discretion of the Board of Trustees, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Shareholders of such extension.  If the Fund elects to extend the tender period, the net asset value of the Shares tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Shareholders.  During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer.  At the absolute discretion of the Board of Trustees, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated August 18, 2015, and, in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Shares.  If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Shareholders.

(vi)            Until the Notice Due Date, Shareholders have the right to withdraw any tenders of their Shares.  Shares withdrawn may be re-tendered, however, provided that such tenders are made before 11:59 p.m., Eastern Time, September 16, 2015 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein.  Pursuant to Rule 13e‑4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to October 15, 2015 (i.e., the date 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of its Shares after such date.

(vii)            Shareholders wishing to tender Shares pursuant to the Offer should send or deliver a completed and executed Letter of Transmittal to UMBFS to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to UMBFS, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal.  The completed and executed Letter of Transmittal must be received by UMBFS, either by mail or by fax, no later than 11:59 p.m., Eastern Time, on September 16, 2015 (or if the Offer is extended, by any later Notice Due Date).  The Fund recommends that all documents be submitted to UMBFS by certified mail, return receipt requested, or by facsimile transmission.

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Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi).  To be effective, any notice of withdrawal must be timely received by UMBFS at the address or fax number set out on the first page of the Letter of Transmittal.  A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer.  Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described above.

(viii)       For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares.

(ix)            If Shares in excess of 10.00% of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date, the Fund will accept Shares tendered before the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares.  The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x)            The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares.  Shareholders that retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered.  These risks include, a reduction in the aggregate assets of the Fund, which may result in Shareholders that do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.  These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time.  Payment for Shares purchased pursuant to the Offer could result in the Adviser being required to raise cash to accommodate the tender by liquidating portfolio holdings in the Fund earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased operating expenses for the Fund.

(xi)            Not applicable.

(xii)          The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund for cash pursuant to the Offer.  Shareholders should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

A Shareholder will generally recognize a taxable gain or loss on a sale of their Shares in an amount equal to the difference between their tax basis in the Shares and the amount they receive for them.  Generally, this gain or loss will be long-term or short-term depending on whether the holding period exceeds twelve months.  Additionally, any loss realized on a disposition of Shares of the Fund may be disallowed under “wash sale” rules to the extent the Shares disposed of are replaced with other Shares of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the Shares are disposed of, such as pursuant to a dividend reinvestment in Shares of the Fund.  If disallowed, the loss will be reflected in an upward adjustment to the basis of the Shares acquired.

Pursuant to the regulations directed at tax shelter activity, taxpayers are required to disclose to the Internal Revenue Service certain information on Form 8886 if they participate in a “reportable transaction.”  A transaction may be a “reportable transaction” based upon any of several indicia with respect to a Shareholder, including the recognition of a loss in excess of certain thresholds (for individuals, $2 million in one year or $4 million in any combination of years).  Shareholders should

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consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

(2)  Not applicable.

(b)            Any Shares to be purchased from any officer, trustee or affiliate of the Fund will be on the same terms and conditions as any other purchase of Shares.

ITEM 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Fund’s Registration Statement, which was provided to each Shareholder in advance of subscribing for Shares, and the Agreement and Declaration of Trust, provide that the Board of Trustees has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders.  The Registration Statement also states that the Adviser anticipates recommending to the Fund’s Board of Trustees that the Fund offer to repurchase interests from its Shareholders monthly each year.  The Fund commenced operations on December 1, 2014 and has not previously made any offers to purchase Shares from Shareholders.

The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to the Offer (whether or not legally enforceable) between:  (i) the Fund, the Adviser or members of the Board of Trustees or any person controlling the Fund, the Adviser or the Board of Trustees; and (ii) any other person, with respect to the Shares.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a)            The purpose of the Offer is to provide liquidity to Shareholders that hold Shares, as contemplated by and in accordance with the procedures set out in the Registration Statement and the Agreement and Declaration of Trust.

(b)            Shares that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Shares from time to time in accordance with the Agreement and Declaration of Trust.  The Fund currently expects that it will accept subscriptions for Shares as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the Board of Trustees.

(c)            None of the Fund, the Adviser or the Board of Trustees or any person controlling the Fund, the Adviser or the Board of Trustees has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Trustees or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Trustees, or to fill any existing vacancy on the Board of Trustees or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares on the first day of each month and from time to time in the discretion of the Board of Trustees), or the disposition of Shares (other than through periodic purchase offers, including the Offer); or (7) any changes in the Agreement and Declaration of Trust or other governing

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 instruments or other actions that could impede the acquisition of control of the Fund.  Because Shares are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)            The Fund expects that the amount offered for the purchase of Shares pursuant to the Offer, which will not exceed approximately 10.00% of the net assets of the Fund, will be paid from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings, or borrowings (as described in paragraph (d) below).  Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of cash and/or liquid securities in an amount equal to the aggregate estimated unpaid dollar amount of any Note, as described above.

(b)            There are no material conditions to the financing of the transaction.  There are currently no alternative financing plans or arrangements for the transaction.

(c)            Not applicable.

(d)            None of the Fund, the Adviser or the Board of Trustees or any person controlling the Fund, the Adviser or the Board of Trustees has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer.  Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions; the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law.  The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Shareholders.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER.

Based on July 31, 2015 values, Mr. Thomas Hess, Trustee of the Fund, does not have any beneficial ownership in the Fund.

Based on July 31, 2015 values, Mr. Kenneth Rochlin, Trustee of the Fund, does not have any beneficial ownership in the Fund.

Based on July 31, 2015 values, Mr. Gil Sadka, Trustee of the Fund, does not have any beneficial ownership in the Fund.

(a)            There have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Adviser, any member of the Board of Trustees or any person controlling the Fund, the Adviser or the Board of Trustees.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10.	FINANCIAL STATEMENTS.

(a)           (1)        The Fund commenced operations on December 1, 2014.

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(2)            The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act.  The Fund does not have earnings per share information.

(3)             Not applicable.

(4)             NAV per Share $9.93 (8/13/15)

(b)          The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund.

ITEM 11.	ADDITIONAL INFORMATION.

(a)           (1)             None.

(2)             None.

(3)             Not applicable.

(4)             Not applicable.

(5)             None.

(b)            None.

ITEM 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Letter of Transmittal.

B.	Offer to Purchase.

C.	Form of Letter of Transmittal.

D.	Form of Notice of Withdrawal of Tender.

E.	Forms of Letters from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

CORSAIR OPPORTUNITY FUND

	By:	/s/ Jay Petschek
Name: Jay Petschek
Title: President

August 18, 2015

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EXHIBIT INDEX

EXHIBITS

A	Cover Letter to Offer to Purchase and Letter of Transmittal.

B	Offer to Purchase.

C	Form of Letter of Transmittal.

D	Form of Notice of Withdrawal of Tender.

E	Forms of Letters from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.

EXHIBIT A

COVER LETTER TO OFFER TO PURCHASE AND LETTER OF TRANSMITTAL

IF YOU DO NOT WANT TO SELL YOUR SHARES OF BENEFICIAL INTEREST AT THIS TIME, PLEASE DISREGARD THIS NOTICE.  THIS IS SOLELY NOTIFICATION OF THE FUND’S TENDER OFFER.

August 18, 2015

Dear Corsair Opportunity Fund Shareholder:

We are writing to inform you of important dates relating to a tender offer by Corsair Opportunity Fund (the “Fund”).  If you are not interested in having the Fund repurchase some or all of your shares of beneficial interest (including fractions thereof) (“Shares”) valued as of October 31, 2015, please disregard this notice and take no action.

The tender offer period will begin on August 18, 2015 and will end at 11:59 p.m., Eastern Time, on September 16, 2015, at which point the tender offer will expire.  The purpose of the tender offer is to provide liquidity to Shareholders of the Fund that hold Shares.  Shares may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender all or some of your Shares for purchase by the Fund during this tender offer period, please complete and return the enclosed Letter of Transmittal so that it is received by UMB Fund Services, Inc. (“UMBFS”) no later than September 16, 2015.  If you do not wish to have all or some of your Shares repurchased, simply disregard this notice.  NO ACTION IS REQUIRED IF YOU DO NOT WISH TO HAVE ANY OF YOUR SHARES REPURCHASED.

If you would like to tender your Shares, you should complete, sign and either (i) mail  or otherwise deliver the Letter of Transmittal to Corsair Opportunity Fund, c/o UMB Fund Services, Inc. at 235 W. Galena Street, Milwaukee, Wisconsin 53212, Attention: Tender Offer Administrator; or (ii) fax it to UMBFS at (816) 860-3140, Attention: Tender Offer Administrator (if by fax, please deliver an original, executed copy promptly thereafter), so that it is received before 11:59 p.m., Eastern Time, on September 16, 2015.

If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call the Tender Offer Administrator at UMBFS at (855) 553-3350.

Sincerely,

Corsair Opportunity Fund

EXHIBIT B

OFFER TO PURCHASE

CORSAIR OPPORTUNITY FUND
c/o UMB Fund Services, Inc.
235 West Galena Street
Milwaukee, Wisconsin 53212

OFFER TO PURCHASE SHARES (as of October 31, 2015)
DATED AUGUST 18, 2015

LETTERS OF TRANSMITTAL MUST BE
RECEIVED BY UMB FUND SERVICES, INC.
BY SEPTEMBER 16, 2015.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
11:59 P.M., EASTERN TIME, ON SEPTEMBER 16, 2015,
UNLESS THE OFFER IS EXTENDED

To the Shareholders of
Corsair Opportunity Fund:

Corsair Opportunity Fund a closed‑end, non‑diversified management investment company organized as a Delaware statutory trust (the “Fund”), is offering to purchase for cash on the terms and conditions set out in this offer to purchase (this “Offer to Purchase”) and the related Letter of Transmittal (which, together with this Offer to Purchase, constitutes the “Offer”) an amount of Shares (as defined below), including fractions thereof, with an aggregate net asset value up to approximately 10.00% of the net assets of the Fund.  The Fund seeks to achieve its investment objective by investing primarily in long and short positions in equity securities of U.S. and Canadian companies.  The adviser of the Fund is Corsair Capital Management, L.P. (the “Adviser”).  The Offer is being made pursuant to tenders by shareholders of the Fund (“Shareholders”) at a price equal to the net asset value of the tendered Shares as of October 31, 2015 (or at a later date determined by the Fund if the Offer is extended) (in each case, the “Valuation Date”).  As used in the Offer, the term “Share” or “Shares” refers to the shares of beneficial interests in the Fund representing beneficial Shares in the Fund, and includes all or any portion of a Shareholder’s Shares, including fractions thereof, as the context requires.  Shareholders that desire to tender Shares for purchase must do so by 11:59 p.m., Eastern Time on September 16, 2015 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Trustees.  The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline for Shareholders to tender Shares for purchase is called the “Notice Due Date” and is the date upon which the Offer expires.  If the Fund elects to extend the tender period, the net asset value of the Shares tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Shareholders.  The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below.  Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s Agreement and Declaration and Trust dated June 19, 2014 (as it may be amended from time to time, the “Agreement and Declaration of Trust”).

Shareholders should realize that the value of the Shares tendered in the Offer likely will change between August 13, 2015 (the last time net asset value was calculated) and the Valuation Date when the value of the Shares tendered to the Fund for purchase will be determined.  Shareholders tendering their Shares should also note that they will remain Shareholders in the Fund, with respect to the Shares tendered and accepted for purchase by the Fund, through October 31, 2015, or a later date determined by the Fund if the Offer is extended (in each case, the “Repurchase Date”).  Any tendering Shareholders that wish to obtain the estimated net asset value of their Shares should contact the Tender Offer Administrator at UMB Fund Services, Inc., the Fund’s Administrator, at (855) 553-3350 or at Corsair Opportunity Fund, c/o UMB Fund Services, Inc. at 235 W. Galena Street, Milwaukee, Wisconsin 53212, Attention:  Tender Offer Administrator, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Shareholders desiring to tender all or some of their Shares in accordance with the terms of the Offer should complete and sign the enclosed Letter of Transmittal and send or deliver it to UMB Fund Services, Inc. in the manner set out below.

Important

None of the Fund, the Adviser or the Fund’s Board of Trustees makes any recommendation to any Shareholder whether to tender or refrain from tendering Shares.  Shareholders must make their own decisions whether to tender Shares, and, if they choose to do so, the amount of their Shares to tender.

Because each Shareholder’s investment decision is a personal one, based on financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Shareholders should tender Shares pursuant to the Offer.  No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Letter of Transmittal.  If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund, the Adviser, or the Fund’s Board of Trustees.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document.  Any representation to the contrary is unlawful.

Questions and requests for assistance and requests for additional copies of the Offer may be directed to:

Corsair Opportunity Fund
c/o UMB Fund Services, Inc.
235 W. Galena Street
Milwaukee, WI 53212
Attention:  Tender Offer Administrator
Phone:  (855) 553-3350
Fax:  (816) 860-3140

1.	SUMMARY TERM SHEET

This Summary Term Sheet highlights certain information concerning the Offer.  To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Letter of Transmittal.  Section references are to this Offer to Purchase.

•	The Fund (referred to as “we”, “us” or the “Fund” in this Summary Term Sheet) is offering to purchase Shares in an amount up to approximately 10.00% of the net assets of the Fund (or approximately $1,100,000 as of August 13, 2015). We will purchase your Shares at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate number of Shares in the Fund you desire to tender, after giving effect to all allocations) calculated as of the Valuation Date. The net asset value of Shares will be calculated for this purpose as of October 31, 2015 or, if the Offer is extended, as of any later Valuation Date. The Offer will remain open until 11:59 p.m., Eastern Time, on September 16, 2015 (or if the Offer is extended, until any later Notice Due Date), at which time the Offer is scheduled to expire.

•	The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer.

•	A Shareholder may tender all or some of its Shares. If a Shareholder tenders some of its Shares in an amount that would cause the Shareholder’s remaining Shares to have a net asset value of less than $50,000 (except as a result of pro ration), the Board of Trustees reserves the right to reduce the amount to be repurchased from the Shareholder so that the required minimum account balance is maintained or to repurchase the remainder of the Shareholder’s Shares in the Fund. See Section 4.

•	If you tender your Shares and we purchase those Shares, we will issue you a non-interest bearing, non-transferable promissory note (the “Note”) entitling you to an amount equal to the net asset value of the Shares tendered determined as of October 31, 2015 (or if the Offer is extended, the net asset value determined on the Valuation Date).

•	The Note will entitle you to a payment in cash (the “Payment”). The Fund will make the Payment no later than approximately 7 days after the Repurchase Date.

•	The Note will be held by UMB Fund Services, Inc. (referred to herein as “UMBFS” or the “Administrator”) on your behalf. Upon a written request by you to UMBFS, UMBFS will mail the Note to you at the address for you as maintained in the books and records of the Fund. See Section 7.

•	If we accept the tender of your Shares, we will pay you the proceeds from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings, or borrowings. The purchase amount will be paid entirely in cash. See Section 7.

•	If you desire to tender Shares for purchase, you must do so by 11:59 p.m., Eastern Time, on September 16, 2015 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until that time, you have the right to change your mind and withdraw any tenders of your Shares. Shares withdrawn may be re‑tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted your tender of Shares on or prior to October 15, 2015 (i.e., the date 40 business days from the commencement of the Offer), you will also have the right to withdraw the tender of your Shares after such date. See Section 6.

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•	If you would like us to purchase your Shares, you should complete, sign and either (i) mail or otherwise deliver the Letter of Transmittal, enclosed with the Offer, to Corsair Opportunity Fund, c/o UMB Fund Services, Inc. at 235 W. Galena Street, Milwaukee, Wisconsin 53212, Attention: Tender Offer Administrator; or (ii) fax it to UMBFS at (816) 860-3140, Attention: Tender Offer Administrator, so that it is received before 11:59 p.m., Eastern Time, on September 16, 2015. The value of your Shares may change between August 13, 2015 (the last time net asset value was calculated) and the Valuation Date when the value of the Shares being purchased will be determined. See Section 3.

•	As of August 13, 2015, the net asset value of the Fund was $10,178,837. If you would like to obtain the net asset value of your Shares, you may contact the Tender Offer Administrator at UMBFS at (855) 553-3350 or at the address listed on the cover page of the Letter of Transmittal, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). See Section 3.

2.	BACKGROUND AND PURPOSE OF THE OFFER.

The purpose of the Offer is to provide liquidity to the Shareholders that hold Shares in the Fund, as contemplated by and in accordance with the procedures set out in the Fund’s registration statement on Form N-2 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”) and the Agreement and Declaration of Trust. The Registration Statement and the Agreement and Declaration of Trust provide that the board of trustees of the Fund (the “Board of Trustees”) has the discretion to determine whether the Fund will purchase Shares from time to time from Shareholders pursuant to written tenders. The Registration Statement also states that the Adviser anticipates recommending to the Fund’s Board of Trustees that the Fund offer to repurchase interests from its Shareholders monthly each year. The Fund commenced operations on December 1, 2014 and has not previously made any offers to purchase Shares from Shareholders.

Because there is no secondary trading market for Shares and transfers of Shares are prohibited without prior approval of the Adviser, the Board of Trustees has determined to cause the Fund to make the Offer, after consideration of various matters, including but not limited to those set out in the Registration Statement.  While the Adviser intends to recommend to the Fund’s Board of Trustees that the Fund offer to repurchase interests in the Fund on a monthly basis each year, the Fund’s Board of Trustees is under no obligation to follow such recommendations.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares.  Shareholders that retain their Shares may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered.  These risks include, a reduction in the aggregate assets of the Fund, which may result in Shareholders that do not tender Shares bearing higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline.  These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time.  Payment for Shares purchased pursuant to the Offer could result in the Adviser being required to raise cash to accommodate the tender by liquidating portfolio holdings in the Fund earlier than the Adviser would otherwise have caused these holdings to be liquidated, potentially resulting in losses or increased operating expenses for the Fund.

Shares that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Shares from time to time in accordance with the Registration Statement. The Fund currently expects that it will accept subscriptions for Shares as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the Board of Trustees.

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The tender of Shares by a Shareholder will not affect the record ownership of such Shareholder for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Shares are purchased. You should also realize that although the Offer is scheduled to expire on September 16, 2015 (unless it is extended), you remain a Shareholder of the Fund with respect to the Shares you tendered that are accepted for purchase by the Fund through the Repurchase Date.

3.	OFFER TO PURCHASE AND PRICE.

The Fund will, on the terms and subject to the conditions of the Offer, purchase an amount of Shares up to approximately 10.00% of the net assets of the Fund that are tendered by Shareholders by 11:59 p.m., Eastern Time, on September 16, 2015 (or if the Offer is extended, by any later Notice Due Date), and not withdrawn (as provided in Section 6 below) prior to the Notice Due Date. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 below. The value of the Shares tendered for purchase will be their value as of October 31, 2015 or, if the Offer is extended, as of any later Valuation Date, payable as set out in Section 7. The determination of the value of Shares as of the Valuation Date is subject to adjustment based upon the results of the next annual audit of the Fund’s financial statements.

4.	AMOUNT OF TENDER.

Subject to the limitations set out below, a Shareholder may tender all or some of its Shares. If a Shareholder tenders some of its Shares in an amount that would cause the remaining Shares to have a net asset value of less than $50,000, the Board of Trustees reserves the right to reduce the amount to be repurchased from the Shareholder so that the required minimum account balance is maintained or to repurchase the remainder of the Shareholder’s Shares in the Fund.  The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered.

If the amount of Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to approximately 10.00% of the net assets of the Fund, the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below. If Shares in excess of 10.00% of the net assets of the Fund are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date pursuant to Section 6 below, the Fund will accept Shares tendered prior to the Notice Due Date and not withdrawn prior to the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended or canceled in other circumstances described in Section 8 below.

5.	PROCEDURE FOR TENDERS.

Shareholders wishing to tender Shares pursuant to this Offer to Purchase should send or deliver by September 16, 2015 (or if the Offer is extended, by any later Notice Due Date) a completed and executed Letter of Transmittal to UMBFS, to the attention of the Tender Offer Administrator, at the address set out on the first page of the Letter of Transmittal, or fax a completed and executed Letter of Transmittal to UMBFS, also to the attention of the Tender Offer Administrator, at the fax number set out on the first page of the Letter of Transmittal. The completed and executed Letter of Transmittal must be received by UMBFS, either by mail or by fax, no later than 11:59 p.m., Eastern Time, on September 16, 2015 (or if the Offer is extended, no later than any later Notice Due Date).

The Fund recommends that all documents be submitted to UMBFS via certified mail, return receipt requested, or by facsimile transmission. Shareholders wishing to confirm receipt of a Letter of Transmittal may contact UMBFS at the address or telephone number set out on the first page of the Letter of Transmittal. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering

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Shares, including, but not limited to, the failure of UMBFS to receive any Letter of Transmittal or other document submitted by facsimile transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination will be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund will determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Adviser or the Board of Trustees will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

6.	WITHDRAWAL RIGHTS.

Until the Notice Due Date, Shareholders have the right to withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described in Section 5. Pursuant to Rule 13e‑4(f)(2)(ii) of the Exchange Act, if the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to October 15, 2015 (i.e., the date 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of Shares after such date. To be effective, any notice of withdrawal must be timely received by UMBFS at the address or fax number set out on the first page of the Letter of Transmittal. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.

7.	PURCHASES AND PAYMENT.

For purposes of the Offer, the Fund will be deemed to have accepted Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares.  As stated in Section 3 above, the amount offered for the Shares tendered by Shareholders will be the value thereof as of October 31, 2015, or if the Offer is extended, as of any later Valuation Date.  The value will be determined after all allocations to capital accounts of the Shareholders required to be made by the Registration Statement have been made.  The Fund will not pay interest on the purchase amount.

For Shareholders that tender Shares that are accepted for purchase, payment of the purchase amount will consist of the Note, a non-interest-bearing non‑transferable promissory note.  The Note will entitle the Shareholder to receive the Payment in an amount equal to the unaudited net asset value of the Shares tendered and accepted for purchase by the Fund, determined as of the Valuation Date.  The Fund will make the Payment no later than approximately 7 days after the Repurchase Date.

The Note pursuant to which a tendering Shareholder will receive the Payment will be held by UMBFS on behalf of the tendering Shareholder. Upon a written request by a Shareholder to UMBFS, UMBFS will mail the Note to the Shareholder at the address of the Shareholder as maintained in the books and records of the Fund. Any Payment due pursuant to the Note will be made by wire transfer directly to the tendering Shareholder to an account designated by the Shareholder in the Letter of Transmittal.

The Fund will make payment for Shares it purchases pursuant to the Offer from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings, or borrowings. Upon its

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acceptance of tendered Shares for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of cash and/or liquid securities in an amount equal to the aggregate estimated unpaid dollar amount of any Note, as described above. None of the Fund, the Board of Trustees, or the Adviser have determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. However, depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to fund any portion of the amount offered for the purchase of Shares, subject to compliance with applicable law, through borrowings. The Fund expects that the repayment of any amounts so borrowed will be financed from additional funds contributed to the Fund by existing and/or new Shareholders.

The purchase amount will be paid entirely in cash.

8.	CERTAIN CONDITIONS OF THE OFFER.

In the absolute discretion of the Board of Trustees, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Trustees of such extension.  In the event that the Fund elects to extend the tender period, the net asset value of the Shares tendered for purchase will be determined as of the later Valuation Date.  During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer.  The Fund also reserves the right at any time and from time to time, up to and including acceptance of tenders pursuant to the Offer: (a) to cancel the Offer in the circumstances set out in the following paragraph and in the event of such cancellation not to purchase or pay for any Shares tendered pursuant to the Offer; (b) to amend the Offer; and (c) to postpone the acceptance of Shares.  If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to liquidate portfolio securities in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Trustees, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Shareholders if Shares tendered pursuant to the Offer were purchased; (c) the Board of Trustees determines that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer; or (d) for any other periods that the Securities and Exchange Commission (the “SEC”) permits by order for the protection of Shareholders.

9.	CERTAIN INFORMATION ABOUT THE FUND.

The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end, non-diversified management investment company. It is organized as a Delaware statutory trust. Subscriptions for shares of beneficial interest in the Fund were first accepted for investment as of December 1, 2014. The Fund seeks to achieve its investment objective by investing primarily in long and short positions in equity securities of U.S. and Canadian companies. The principal office of the Fund is located at 366 Madison Avenue, 12th Floor, New York, New York, 10017 and the telephone number is (212) 949-3000.

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Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Registration Statement and Agreement and Declaration of Trust.

Based on July 31, 2015 values: Thomas Hess, Kenneth Rochlin and Gil Sadka, Trustees of the Fund, do not have any beneficial ownership in the Fund.

None of the Fund, the Adviser or the Board of Trustees has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Trustees or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of members of the Board of Trustees, or to fill any existing vacancy on the Board of Trustees or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares on the first day of each month and from time to time in the discretion of the Board of Trustees), or the disposition of Trustees (other than through periodic purchase offers, including the Offer); or (7) any changes in the Agreement and Declaration of Trust or other governing instruments or other actions that could impede the acquisition of control of the Fund.

There have been no transactions involving Shares that were effected during the past 60 days by the Fund, the Adviser, any member of the Board of Trustees or any person controlling the Fund, the Adviser or the Board of Trustees.

10.	CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund for cash pursuant to the Offer. Shareholders should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

A Shareholder will generally recognize a taxable gain or loss on a sale of their Shares in an amount equal to the difference between their tax basis in the Shares and the amount they receive for them. Generally, this gain or loss will be long-term or short-term depending on whether the holding period exceeds twelve months. Additionally, any loss realized on a disposition of Shares of the Fund may be disallowed under “wash sale” rules to the extent the Shares disposed of are replaced with other shares of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the Shares are disposed of, such as pursuant to a dividend reinvestment in Shares of the Fund. If disallowed, the loss will be reflected in an upward adjustment to the basis of the Shares acquired.

Pursuant to the regulations directed at tax shelter activity, taxpayers are required to disclose to the Internal Revenue Service certain information on Form 8886 if they participate in a “reportable transaction.” A transaction may be a “reportable transaction” based upon any of several indicia with respect to a shareholder, including the recognition of a loss in excess of certain thresholds (for individuals, $2 million in one year or $4 million in any combination of years). Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

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11.	MISCELLANEOUS.

The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer. A free copy of such statement may be obtained by contacting UMBFS at the address and telephone number set out on the first page of the Letter of Transmittal or from the SEC’s internet web site, http://www.sec.gov. A copy may be inspected and copied at, and, for a fee, may be obtained by mail from, the public reference office of the SEC at 100 F Street, N.E., Washington, DC 20549.

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LETTER OF TRANSMITTAL

CORSAIR OPPORTUNITY FUND

EXHIBIT C

LETTER OF TRANSMITTAL

Regarding Shares in

CORSAIR OPPORTUNITY FUND

Tendered Pursuant to the Offer to Purchase
Dated August 18, 2015

THIS LETTER OF TRANSMITTAL MUST BE
RECEIVED BY UMB FUND SERVICES, INC.
BY SEPTEMBER 16, 2015.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
AT 11:59 P.M., EASTERN TIME, ON SEPTEMBER 16, 2015,
UNLESS THE OFFER IS EXTENDED.

Complete This Letter Of Transmittal And Return To:

Corsair Opportunity Fund
c/o UMB Fund Services, Inc.
235 W. Galena Street
Milwaukee, WI 53212

Attention: Tender Offer Administrator
Phone: (855) 553-3350
Fax: (816) 860-3140

Letter of Transmittal Page 1 of 4

CORSAIR OPPORTUNITY FUND

Ladies and Gentlemen:

The undersigned hereby tenders to Corsair Opportunity Fund, a closed‑end, non‑diversified management investment company organized as a statutory trust under the laws of the State of Delaware (the “Fund”), some or all of the shares of beneficial interest in the Fund (the “Shares”) held by the undersigned, described and specified below, on the terms and conditions set out in the Offer to Purchase, dated August 18, 2015 (the “Offer”), receipt of which is hereby acknowledged, and in this Letter of Transmittal. THE OFFER AND THIS LETTER OF TRANSMITTAL ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET OUT IN THE OFFER, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE FUND TO REJECT ANY AND ALL TENDERS DETERMINED BY IT, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

The undersigned hereby sells to the Fund the Shares tendered pursuant to this Letter of Transmittal. The undersigned warrants that it has full authority to sell the Shares tendered hereby and that the Fund will acquire good title to the Shares, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to this sale, and not subject to any adverse claim, when and to the extent the Shares are purchased by the Fund. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

The undersigned recognizes that under certain circumstances set out in the Offer, the Fund may not be required to purchase the Shares tendered hereby.

A promissory note (the “Note”) for the value of the purchased Shares will be held by UMB Fund Services, Inc. (“UMBFS”) on behalf of the undersigned. Upon written request by the undersigned to UMBFS, UMBFS will mail the Note to the undersigned at the address of the undersigned as maintained in the books and records of the Fund. The payment of the purchase amount for the Shares tendered by the undersigned will be made by wire transfer of the funds to an account designated by the undersigned in this Letter of Transmittal.

The Note will reflect the purchase amount as described in Section 7 of the Offer. The undersigned recognizes that the amount of the payment of the purchase amount for Shares will be based on the unaudited value of the Fund as of October 31, 2015, subject to an extension of the Offer as described in Section 8 of the Offer.

All authority conferred or agreed to be conferred in this Letter of Transmittal will survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder will be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 6 of the Offer, this tender is irrevocable.

PLEASE FAX OR MAIL TO:

CORSAIR OPPORTUNITY FUND, C/O UMB FUND SERVICES, INC., 235 W. GALENA STREET, MILWAUKEE, WI 53212, ATTENTION: TENDER OFFER ADMINISTRATOR. FOR ADDITIONAL INFORMATION: PHONE: (855) 553-3350 OR FAX: (816) 860-3140.

Letter of Transmittal Page 2 of 4

LETTER OF TRANSMITTAL

Tender Date: October 31, 2015

Tender Expiration Date: 11:59 p.m. ET, September 16, 2015

PLEASE COMPLETE PARTS 1, 2, 3, AND 4

PLEASE FAX OR MAIL TO:
CORSAIR OPPORTUNITY FUND UMB Fund Services, Inc. 235 W. Galena St. Milwaukee, WI 53212	FOR ADDITIONAL INFORMATION: PHONE: (855) 553-3350 FAX: (816) 860-3140

PLEASE CONTACT YOUR FINANCIAL INTERMEDIARY BEFORE SUBMITTING YOUR TENDER REQUEST.

PART 1 – NAME AND ADDRESS
Corsair Opportunity Fund Acct #:
Full Account Registration Line 1:
Full Account Registration Line 2:
Telephone Number:

Advisor Firm Name:
Advisor Rep Name
Advisor Telephone Number:

FOR CUSTODIAL ACCOUNTS ONLY (IRA, 401k, ETC.)
Custodial Account #:
Custodian Name:
Custodian Address:
Custodian City, State, Zip:
Custodian Telephone Number:

PART 2 – AMOUNT OF SHARES IN THE FUND BEING TENDERED:

☐ Entire amount of Shares

☐ Portion of Shares            $______________        or       ______________ Number of Shares

The undersigned understands and agrees that if the undersigned tenders an amount that would cause the undersigned’s remaining Shares to have a net asset value of less than $50,000 (except as a result of pro ration), the Board of Trustees of the Fund may reduce the amount to be repurchased from the undersigned so that the required minimum account balance is maintained or repurchase the remainder of the undersigned’s Shares in the Fund.

Letter of Transmittal Page 3 of 4

LETTER OF TRANSMITTAL

PART 3 – PAYMENT

PAYMENT GUIDELINES: Proceeds from tax deferred and tax exempt registration types are required to be returned to the custodian on record.

If you invest in the fund through a financial intermediary, that financial intermediary may require alternate payment and/or delivery instructions, notwithstanding your request herein. Please contact your financial intermediary before submitting your tender request.

Please Deliver All Proceeds via Federal Wire to the Following:

Bank Name:
ABA Routing Number:
For Credit to:
Name(s) on Bank Account:
Bank Account Number:
For Further Credit to:
Name(s) on Investors Account:
Investor Account Number at Broker:

PROMISSORY NOTE: The Note reflecting the payment of the purchase amount, as applicable, will be held by UMBFS on the undersigned’s behalf. Upon a written request by the undersigned to UMBFS, UMBFS will mail the Note to the undersigned at the address of the undersigned as maintained in the books and records of the Fund.

PART 4 - SIGNATURE(S)

Signature	Print Name of Authorized Signatory (and Title if applicable)	Date

Signature	Print Name of Authorized Signatory (and Title if applicable)	Date

Signature	Print Name of Authorized Signatory (and Title if applicable)	Date

THIS DOCUMENT REQUIRES A MEDALLION SIGNATURE GUARANTEE BELOW ONLY WHEN AUTHORIZED SIGNER(S) INSTRUCT THE FUND TO SEND TENDER PROCEEDS TO AN ACCOUNT OTHER THAN THE BROKER/CUSTODIAN ACCOUNT OF RECORD.

PLEASE CONTACT YOUR FINANCIAL INTERMEDIARY BEFORE SUBMITTING YOUR TENDER REQUEST.

Letter of Transmittal Page 4 of 4

TO CANCEL TENDER PREVIOUSLY SUBMITTED

ONLY COMPLETE THIS FORM IF YOU WISH TO CANCEL THE INSTRUCTIONS
YOU SUBMITTED ON YOUR LETTER OF TRANSMITTAL.

CORSAIR OPPORTUNITY FUND

EXHIBIT D

ONLY COMPLETE THIS FORM IF YOU WISH TO CANCEL THE INSTRUCTIONS

YOU SUBMITTED ON YOUR LETTER OF TRANSMITTAL

NOTICE OF WITHDRAWAL OF TENDER

Regarding Shares in

CORSAIR OPPORTUNITY FUND

Tendered Pursuant to the Offer to Purchase
Dated August 18, 2015

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
RECEIVED BY UMB FUND SERVICES, INC. BY,
11:59 P.M., EASTERN TIME, ON SEPTEMBER 16, 2015,
UNLESS THE OFFER IS EXTENDED.

Complete This Notice of Withdrawal And Return To:

Corsair Opportunity Fund
c/o UMB Fund Services, Inc.
235 W. Galena Street
Milwaukee, WI 53212

Attention: Tender Offer Administrator
Phone: (855) 553-3350
Fax: (816) 860-3140

Cancel Tender Page 1 of 2

CORSAIR OPPORTUNITY FUND
Ladies and Gentlemen:

The undersigned wishes to withdraw the tender of its shares of beneficial interest in Corsair Opportunity Fund (the “Fund”), or the tender of some of such shares, for purchase by the Fund that previously was submitted by the undersigned in a Letter of Transmittal dated ____________.

Such tender was in the amount of:

☐  All of the undersigned’s entire shares of beneficial interest.

☐  A portion of the undersigned’s shares of beneficial interest expressed as a specific dollar value or number of shares

$_______________________or_______________________ (number of shares)

The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the shares in the Fund previously tendered will not be purchased by the Fund upon expiration of the tender offer described above.

SIGNATURE(S):

FOR INDIVIDUAL INVESTORS AND JOINT TENANTS:	FOR OTHER INVESTORS:

Signature (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON SUBSCRIPTION AGREEMENT)	Print Name of Investor

Print Name of Investor	Signature (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON SUBSCRIPTION AGREEMENT)

Joint Tenant Signature if necessary (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON SUBSCRIPTION AGREEMENT)	Print Name of Signatory and Title

Print Name of Joint Tenant	Co-signatory if necessary (SIGNATURE OF OWNER(S) EXACTLY AS APPEARED ON SUBSCRIPTION AGREEMENT)

Print Name and Title of Co-signatory

Date:______________

Cancel Tender Page 2 of 2

EXHIBIT E

FORMS OF LETTERS FROM THE FUND TO SHAREHOLDERS IN CONNECTION WITH ACCEPTANCE OF OFFERS OF TENDER

[______ __, 20__]

Dear Shareholder:

Corsair Opportunity Fund (the “Fund”) has received and accepted for purchase your tender of all or some of your shares of beneficial interest in the Fund (your “Shares”).

Because you have tendered and the Fund has purchased all or some of your Shares, you have been issued a note (the “Note”) entitling you to receive a payment in an amount equal to the value of the purchased Shares based on the unaudited value of the Fund as of October 31, 2015, in accordance with the terms of the tender offer. A cash payment in this amount will be wire transferred to the account designated by you in your Letter of Transmittal approximately no later than 7 days after October 31, 2015, unless the repurchase date of the Shares in the Fund has changed; provided that, if you tendered only a portion of your Shares, and the remaining portion of your Shares would be less than the required minimum account balance of $50,000 (except as a result of pro ration), the Fund’s Board of Trustees reserves the right to reduce the amount to be repurchased from you so that the required minimum account balance is maintained or to repurchase the remainder of your Shares, in accordance with the terms of the tender offer. The Note will be held by UMB Fund Services, Inc. (“UMBFS”) on your behalf. Upon a written request by you to UMBFS, UMBFS will mail the Note to you at the address for you as maintained in the books and records of the Fund.

If you are tendering only a portion of your account, you remain a Shareholder of the Fund with respect to the portion of the Shares that you did not tender.

Should you have any questions, please feel free to contact the Tender Offer Administrator at UMB Fund Services, Inc. at (855) 553-3350.

Sincerely,

Corsair Opportunity Fund

[______ __, 20__]

Dear Shareholder:

Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of your shares in Corsair Opportunity Fund (the “Fund”).

Because you have tendered and the Fund has purchased all or some of your shares in the Fund, you have been paid an amount equal to the value of the purchased shares in the Fund based on the unaudited value of the Fund as of October 31, 2015, in accordance with the terms of the tender offer. A cash payment in this amount has been wire transferred to the account designated by you in your Letter of Transmittal.

Should you have any questions, please feel free to contact the Tender Offer Administrator at UMB Fund Services, Inc. at (855) 553-3350.

Sincerely,

Corsair Opportunity Fund

Enclosure